EXHIBIT 11

                        PIONEER FINANCIAL SERVICES, INC.

                      STATEMENT OF COMPUTATION OF PER SHARE

                                   NET INCOME

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

                                    For the Year Ended December 31
                                  1995           1994              1993

Net Income                $ 20,968,000     $ 17,149,000      $ 12,145,000
Less Dividends on
 Preferred Stock            (1,805,000)      (1,904,000)       (2,021,000)

Primary Basis-Net Income  $ 19,163,000     $ 15,245,000      $ 10,124,000

 Fully Diluted Basis-
 Net Income **            $ 23,266,000     $ 20,145,000      $ 13,507,000

Average shares outstanding   7,586,908        6,221,216         6,546,719
Common Stock equivalents
 from dilutive stock
 options, based on the
 treasury stock method
 using average market
 price                         252,501         237,847            176,883

   TOTAL-PRIMARY BASIS       7,839,409        6,459,063         6,723,602

Additional shares assuming
 conversion of Preferred
 Stock                       1,358,240        1,387,680         1,515,200
Additional shares assuming
 conversion of Subordinated
 Debentures                  3,231,282        4,887,404         2,282,774
Additional Common Stock
 equivalents from dilutive
 stock options, based on the
 treasury stock method
 using closing market price   179,483                -           209,618

   TOTAL-FULLY DILUTED      12,608,414       12,734,147        10,731,194

Net income per share-
 Primary                       $  2.44          $ 2.36            $ 1.51

Net income per share-
 Fully Diluted                 $  1.85          $ 1.58            $ 1.26





** Fully diluted net income per share was calculated after adding tax effected interest and amortization of offering costs on Subordinated Debentures of $2,298,000, $2,996,000, and $1,362,000 for the years ended December 31, 1995,
1994, and 1993, respectively.

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